VF 3-5-03

**AM 3/4/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43085 |

03011269

FEB 26 2003
181

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT COMPANY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 HARRODSBURG ROAD, SUITE B375
(No. and Street)

LEXINGTON (City) KENTUCKY (State) 40504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY S. KERRICK (859) 224-7073
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POTTER & COMPANY, LLP
(Name — if individual, state last, first, middle name)

300 EAST MAIN STREET, SUITE 300 (Address) LEXINGTON (City) KENTUCKY (State) 40507 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**LEXINGTON INVESTMENT COMPANY, INC.**
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2002 and 2001

**LEXINGTON INVESTMENT COMPANY, INC.**
LEXINGTON, KENTUCKY

# CONTENTS

POTTER & COMPANY, LLP
*Certified Public Accountants* ■ *Business Advisors*

Quality Place Building 300 East Main St., Suite 300 Lexington, KY 40507 (859) 253-1100 FAX: (859) 253-1384 www.potterco.com

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Lexington Investment Company, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Potter & Company, LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
January 17, 2003

**LEXINGTON INVESTMENT COMPANY, INC.**
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 175,421 | $ 309,206 |
| Deposits with clearing organization and others | 10,118 | 4,378 |
| Receivable from clearing organization | 51,338 | 78,057 |
| Income taxes receivable | 0 | 43,601 |
| Securities owned | 112,415 | 139,411 |
| Prepaid income taxes | 2,463 | 4,080 |
| Prepaid expenses | 4,532 | 5,269 |
| Furniture and equipment, net | 38,235 | 44,856 |
| Cash surrender value of life insurance | 139,570 | 119,632 |
| Deferred tax asset | 5,800 | 0 |
| Total assets | $ 539,892 | $ 748,490 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Payables and accrued expenses | $ 71,061 | $ 74,476 |
| Commissions payable | 60,130 | 73,672 |
| Income taxes payable | 765 | 665 |
| Settlement of litigation | 0 | 150,000 |
| Total liabilities | 131,956 | 298,813 |
| Stockholders' equity: | | |
| Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding | 193,250 | 193,250 |
| Retained earnings | 214,686 | 256,427 |
| Total stockholders' equity | 407,936 | 449,677 |
| Total liabilities and stockholders' equity | $ 539,892 | $ 748,490 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC.**
STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 1,455,241 | $ 2,060,064 |
| Net dealer inventory and investment gains | 317,794 | 357,234 |
| Unrealized losses on securities owned | (26,425) | (39,000) |
| Interest and dividends | 43,737 | 58,627 |
| Other revenues | 4,790 | 11,960 |
| Total revenues | 1,795,137 | 2,448,885 |
| Operating expenses: | | |
| Employee compensation and benefits | 613,632 | 784,932 |
| Officer compensation and benefits | 659,737 | 711,598 |
| Broker clearing charges | 206,401 | 275,779 |
| Communications and data processing | 99,918 | 107,886 |
| Occupancy | 82,824 | 82,824 |
| Retirement benefits expense | 50,000 | 58,804 |
| Other operating expenses | 110,754 | 405,389 |
| Total operating expenses | 1,823,266 | 2,427,212 |
| Income (loss) from operations | (28,129) | 21,673 |
| Other expense: | | |
| Change in cash surrender value of life insurance | 0 | (4,794) |
| Income (loss) before income taxes | (28,129) | 16,879 |
| Income tax expense (benefit) | (3,368) | 5,862 |
| Net income (loss) | $ (24,761) | $ 11,017 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC.**
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

| | Common Stock | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| Balance at December 31, 2000 | 849 | $ 193,250 | $ 245,410 | $ 438,660 |
| Net income | | | 11,017 | 11,017 |
| Balance at December 31, 2001 | 849 | 193,250 | 256,427 | 449,677 |
| Net loss | | | (24,761) | (24,761) |
| Dividends paid | | | (16,980) | (16,980) |
| Balance at December 31, 2002 | 849 | $ 193,250 | $ 214,686 | $ 407,936 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC.**
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ (24,761) | $ 11,017 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | 6,621 | 6,536 |
| Unrealized losses on securities owned | 26,425 | 39,000 |
| Decrease (increase) in assets: | | |
| Deposits with clearing organization and others | (5,740) | 1,016 |
| Receivable from clearing organization | 26,719 | 47,783 |
| Income taxes receivable | 43,601 | (43,601) |
| Prepaid income taxes | 1,617 | (4,080) |
| Prepaid expenses | 737 | 39,002 |
| Cash surrender value of life insurance | (19,938) | (15,145) |
| Deferred tax asset | (5,800) | 0 |
| Increase (decrease) in liabilities: | | |
| Payables and accrued expenses | (3,415) | (93,147) |
| Commissions payable | (13,542) | (24,030) |
| Income taxes payable | 100 | (16,228) |
| Settlement of litigation | (150,000) | 125,000 |
| Net cash provided by (used in) operating activities | (117,376) | 73,123 |
| Cash flows from investing activities: | | |
| Purchases of furniture and equipment | 0 | (2,309) |
| Purchases of securities owned | (99,415) | (99,986) |
| Proceeds from securities owned | 99,986 | 97,533 |
| Net cash provided by (used in) investing activities | 571 | (4,762) |
| Cash flows from financing activities: | | |
| Dividends paid | (16,980) | 0 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC.**
STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Change in cash and cash equivalents | (133,785) | 68,361 |
| Cash and cash equivalents, beginning of year | 309,206 | 240,845 |
| Cash and cash equivalents, end of year | $ 175,421 | $ 309,206 |
| Supplemental disclosure of cash flow information: | | |
| Cash payments for income taxes | $ 715 | $ 69,771 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC.**
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, the Company has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Basis of Accounting:

The financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk:

The Company maintains its cash and money market balances at several financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts. At December 31, 2002 and 2001, the Company's uninsured cash and money market balances total approximately $39,100 and $117,800, respectively. The Company considers the risk associated with excess balances to be minimal.

**LEXINGTON INVESTMENT COMPANY, INC.**
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents:

For purposes of the Statements of Cash Flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned:

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that can not be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Unrealized holding gains and losses and realized gains and losses are included in earnings.

Receivable from Clearing Organization:

Commissions receivable represent amounts due from the Company's clearing broker principally for commissions earned during the month of December. The Company does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Commissions:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Advertising Costs:

Advertising costs are considered administrative expenses in the year incurred and total $9,188 and $9,479 in 2002 and 2001, respectively.

**LEXINGTON INVESTMENT COMPANY, INC.**
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation:

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. Depreciation expense is $6,621 and $6,536 for the years ended December 31, 2002 and 2001, respectively.

NOTE 2 - SECURITIES OWNED

Fair value of securities owned consists of the following at December 31:

| | 2002 | 2001 |
|---|---|---|
| Marketable securities, U.S. government obligations | $ 99,415 | $ 99,986 |
| Marketable corporate equity securities | 13,000 | 0 |
| Not marketable corporate equity securities | 0 | 39,425 |
| Total securities owned | $ 112,415 | $ 139,411 |

During 2002, management determined that the Company may not recover the carrying amount of an investment in a non-publicly traded company. Accordingly, management has determined the fair value of this investment to be zero and has included an unrealized loss of $23,125 in the accompanying statement of income for the year ended December 31, 2002.

The transfer restrictions on an investment in a non-publicly traded company expired after June 28, 2002. The shares of common stock sold in Phases I and II of the private placement and the common stock underlying the warrants issued in the private placement have not been registered under the Securities Act of 1933 and may only be sold in compliance with Rule 144 or an exemption from the registration requirements of Section 5 of the Securities Act. Subsequent to the transfer restrictions expiring, a market for the common stock developed on the OTC Bulletin Board (the over-the-counter-market). Accordingly, the marketable security has been valued at market value and the Company has included a $3,300 unrealized loss in the accompanying statement of income for the year ended December 31, 2002. The investment's cost totals $16,300.

During 2001, an investment in a non-publicly traded company became impaired when the company filed for bankruptcy and its assets were subsequently sold for substantially less than its reported debts. Accordingly, management has determined the fair value of this investment to be zero and has included an unrealized loss of $39,000 in the accompanying statement of income for the year ended December 31, 2001.

**LEXINGTON INVESTMENT COMPANY, INC.**
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

## NOTE 3 - RELATED PARTY TRANSACTION

The Company has entered into split-dollar life insurance arrangements with its officers. The Company pays the premiums, while the officers own the policies. Collateral assignments have been executed which provide to the Company the right to recoup premiums paid upon the death of the insured.

## NOTE 4 - FUNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

| | 2002 | 2001 |
|---|---|---|
| Furniture | $ 9,931 | $ 9,931 |
| Equipment | 64,936 | 71,055 |
| Total furniture and equipment | 74,867 | 80,986 |
| Less accumulated depreciation | 36,632 | 36,130 |
| Furniture and equipment, net | $ 38,235 | $ 44,856 |

## NOTE 5 - INCOME TAXES

Income tax expense (benefit) consists of the following at December 31:

| | 2002 | 2001 |
|---|---|---|
| Current expense: | | |
| Federal | $ 1,617 | $ 4,072 |
| State and local | 815 | 1,790 |
| Deferred expense: | | |
| Federal | (4,000) | 0 |
| State and local | (1,800) | 0 |
| Total income tax expense (benefit) | $ (3,368) | $ 5,862 |

The deferred tax asset as of December 31, 2002 and 2001 consists of the following:

| | 2002 | 2001 |
|---|---|---|
| Federal | 4,000 | 0 |
| State and local | 1,800 | 0 |
| Total deferred tax asset | $ 5,800 | $ 0 |

**LEXINGTON INVESTMENT COMPANY, INC.**
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 6 - LEASE COMMITMENTS

The Company leases office space under a long-term lease agreement. The lease is accounted for as an operating lease that expires in April 2004 with an option to extend the lease for five additional one-year periods. Rental expense for the office lease is $82,824 for the years ended December 31, 2002 and 2001, respectively.

Future minimum lease payments under the lease as of December 31, 2002 are:

| | |
|---|---|
| 2003 | $ 82,824 |
| 2004 | 27,608 |
| Total future minimum lease payments | $ 110,432 |

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $202,865, which is $102,865 in excess of its required net capital of $100,000. The Company's net capital ratio for the year ended December 31, 2002 is .65 to 1.

NOTE 8 - STOCK PURCHASE AGREEMENT

The common stock of the Company is subject to a stock purchase agreement between the stockholders and the Company. The agreement defines the terms and conditions under which the stockholders may transfer their shares. Upon the occurrence of certain events, the Company may become obligated to purchase issued and outstanding shares at a price defined in the agreement.

NOTE 9 - RETIREMENT BENEFITS

Prior to January 1, 2002, the Company administered a noncontributory defined contribution money purchase pension plan covering substantially all full-time employees. Contributions to the pension plan were five percent of eligible wages and were based on wages earned during the calendar year. For the year ended December 31, 2001, pension plan expense totaled approximately $58,800.

Effective January 1, 2002, the Company merged the defined contribution money purchase pension plan and its preexisting 401(k) profit sharing plan into one 401(k) profit sharing plan (Plan). Eligibility to participate in the Plan begins after the completion of one year of service and the attainment of age 21. Employees can annually elect to have the Company contribute a portion of their compensation to the Plan. For each plan year, the Company will contribute to the Plan an amount determined at its discretion. The Company also has the option to make no contributions to the Plan. The Company made a contribution of $50,000 to the Plan for the year ended December 31, 2002. The Company made no contributions to the previous 401(k) profit sharing plan for the year ended December 31, 2001.

## NOTE 10 - LITIGATION

During February 2002, the Company settled a $400,000 claim brought before the NASD Regulation, Inc., Office of Dispute Resolution. The plaintiffs sought recovery of damages for alleged violations by the Company based on the failure of the Company to comply with certain registration requirements of the New Jersey Department of Securities and for alleged unauthorized trades conducted in the plaintiffs' account.

Under the terms of the settlement agreement, the Company's exposure to this claim was limited to $140,000, which was paid by the Company in February 2002. The Company's liability insurance carrier settled the remaining claim amounts directly with the plaintiffs.

In anticipation of the settlement, a liability of $150,000 was reflected in the accompanying statement of financial condition at December 31, 2001 with a corresponding charge of $150,000 included in other operating expenses in the accompanying statement of income for the year then ended.

In June 2001, the Company settled a claim in connection with certain transactions conducted in the plaintiff's account. The notice of complaint asserted that the Company failed to comply with certain registration requirements of the State of Georgia. No formal complaint was filed with any regulatory agency. The accompanying statement of income for 2001 includes a charge of approximately $18,000 in other operating expenses.

**SCHEDULE I**
**LEXINGTON INVESTMENT COMPANY, INC.**
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity qualified for net capital | $ | 407,936 |
| Deductions and/or charges: | | |
| Non-allowable assets - | | |
| Cash on deposit at CRD | | 974 |
| Marketable corporate equity securities | | 13,000 |
| Prepaid income taxes | | 2,463 |
| Prepaid expenses | | 4,532 |
| Furniture and equipment, net | | 38,235 |
| Cash surrender value of life insurance | | 139,570 |
| Deferred tax asset | | 5,800 |
| Total non-allowable assets | | 204,574 |
| Net capital before haircuts on securities positions | | 203,362 |
| Haircuts on securities | | 497 |
| Net capital after haircuts | $ | 202,865 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition: | | |
| Payables and accrued expenses | $ | 71,061 |
| Commissions payable | | 60,130 |
| Income taxes payable | | 765 |
| Total aggregate indebtedness | $ | 131,956 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required based on aggregate indebtedness | $ | 8,797 |
| Minimum net capital requirement | $ | 100,000 |
| Excess net capital | $ | 102,865 |
| Ratio: aggregate indebtedness to net capital | | .65 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 203,630 |
| Adjustments to decrease net capital: | | |
| Audit adjustment to adjust income tax expense to actual for current year state and local income taxes | | (765) |
| Net capital per above | $ | 202,865 |

POTTER & COMPANY, LLP
*Certified Public Accountants* ■ *Business Advisors*

Quality Place Building 300 East Main St., Suite 300 Lexington, KY 40507 (859) 253-1100 FAX: (859) 253-1384 www.potterco.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements and supplemental schedule of Lexington Investment Company, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Lexington Investment Company, Inc.

Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Potter & Company, LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
January 17, 2003